Exhibit (e)(35)
EMPLOYEE NON-DISCLOSURE AND INVENTIONS AGREEMENT
In consideration of my employment or continued employment by ArQule, Inc., a Delaware corporation, and its successors, subsidiaries, and affiliates (collectively, the “Company”) (in my initial or any subsequent position which I acknowledge may be temporary, part-time or in a consulting role), and for other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, I agree as follows:
1.
Confidential Information and Proprietary Materials

I understand that the Company continually obtains and develops valuable proprietary and confidential information concerning its business, business relationships, and financial affairs (as further defined below, the “Confidential Information”) and valuable Proprietary Materials (as defined below) which may become known to me in connection with my employment.
I acknowledge that all Proprietary Materials and all Confidential Information are and shall remain the exclusive property of the Company or of the third party providing such Proprietary Materials or Confidential Information to me or the Company. By way of illustration, but not limitation, Confidential Information may include Inventions (as defined below), trade secrets, technical information, know-how, research and development activities of the Company, product and marketing plans, customer and supplier information, and information disclosed to the Company or to me by third parties of a proprietary or confidential nature or under an obligation of confidence. Confidential Information is contained in various media, including without limitation, patent applications, computer programs in object and/or source code, flow charts and other program documentation, manuals, plans, drawings, designs, technical specifications, laboratory notebooks, supplier and customer information, internal financial data, and other documents and records of the Company, whether or not in writing and whether or not labelled or identified as confidential or proprietary. As used in this Agreement “Proprietary Materials” shall include, without limitation: any and all reagents, substances, chemical compounds, subcellular constituents, cells or cell lines, organisms and progeny, and mutants, as well as any and all derivatives or replications derived from or relating to such materials.
I agree that I shall not, during the term of my employment and thereafter, publish, disclose, or otherwise make available to any third party, other than employees of the Company, any Confidential Information or Proprietary Materials except as expressly authorized in writing by the Company. I agree that I shall use such Confidential Information and Proprietary Materials only in the performance of my duties for the Company and in accordance with any Company policies regarding the protection of Confidential Information and Proprietary Materials. I agree not to use such Confidential Information or Proprietary Materials for my own benefit or for the benefit of any person or business entity other than the Company.
I agree to exercise all reasonable precautions to protect the integrity and confidentiality of Confidential Information and Proprietary Materials in my possession. I further agree not to remove any Proprietary Materials or materials containing Confidential Information from the Company’s premises except to the extent necessary to my employment. Upon the termination of my employment, or at any time upon the Company’s request, I shall return immediately to the Company any and all Proprietary Materials and any materials containing any Confidential Information then in my possession or under my control.
Confidential Information shall not include information that (a) is or becomes generally known within the Company’s industry through no fault of mine; (b) was known to me at the time it was disclosed as evidenced by my written records at the time of disclosure; or (c) is lawfully and in good faith made available to me by a third party who did not derive it from the Company and who imposes no obligation of confidence on me.
2.
Assignment of Inventions

I agree promptly to disclose to the Company any and all ideas, concepts, discoveries, inventions, developments, original works of authorship, software programs, software and systems documentation, trade secrets, technical data, know-how, and Proprietary Materials that relate, directly or indirectly, to the business of the Company or that arise out of my employment with the Company and that are conceived,
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devised, invented, developed, or reduced to practice or tangible medium by me, under my direction, or jointly by me and others during any period that I am employed or engaged by the Company, whether or not during normal working hours or on the premises of the Company (“Inventions”).
I hereby assign to the Company all of my right, title, and interest to the Inventions and any and all related patent rights, copyrights, and applications and registrations for such patent rights and copyrights. During and after my employment, I shall cooperate with the Company, at the Company’s expense, in obtaining proprietary protection for the Inventions and I shall execute all documents that the Company shall reasonably request in order to perfect the Company’s rights in the Inventions. I hereby appoint the Company my attorney to execute and deliver any such documents on my behalf in the event I should fail or refuse to do so within a reasonable period of time following the Company’s request. I understand that, to the extent this Agreement shall be construed in accordance with the laws of any state that limits the assignability to the Company of certain employee inventions, this Agreement shall be interpreted not to apply to any such invention that a court rules or the Company agrees is subject to such state limitation.
I further represent that the attached Schedule A contains a complete list of all inventions made, conceived, or first reduced to practice by me, under my direction, or jointly by me and others prior to my employment with the Company (“Prior Inventions”) and that are not assigned to the Company under the terms of this Agreement. If there are no Prior Inventions listed in Schedule A, I represent that there are no such Prior Inventions.
3.
Other Business Relationships

I hereby represent to the Company that, except as identified on Schedule B, I am not bound by any agreement or any other previous or existing business relationship that conflicts with or prevents the full performance of my duties and obligations to the Company (including my duties and obligations under this or any other agreement with the Company) during my employment, such as confidentiality agreements or covenants restricting future employment.
I understand that the Company does not desire to acquire from me any trade secrets, know-how, or confidential business information that I may have acquired from others. Therefore, I agree that during my employment with the Company, I will not improperly use or disclose any proprietary information or trade secrets of any former or concurrent employer, or any other person or entity with whom I have an agreement or to whom I owe a duty to keep such information in confidence. Those persons or entities with whom I have such agreements or to whom I owe such a duty are identified on Schedule B.
4.
Non-Solicitation of Employees; Non-Competition

I acknowledge the highly competitive nature of the business of the Company and its affiliates, and accordingly agree as follows:
A.   During my employment with the Company or any of its affiliates (in my initial or any subsequent position) and for a period of one (1) year thereafter, I will not directly or indirectly, alone or through any other organization or entity, including without limitation becoming an employee, investor (except as provided below), officer, agent, partner or director of any such organization or entity, engage in any activity that competes with the business of the Company and its affiliates (“Competitive Activity”). For purposes of this Agreement, the term “Competitive Activity”, means any area of business that the Company or any of its affiliates worldwide (which affiliates shall not include any entity that puchases the Company or otherwise acquires all or substantially all of the Company’s assets and any of such purchasing or acquiring entity’s affiliates) conducted or actively planned to conduct at any time during employment, including but not limited to oncological drug development and kinase platform drug development. Notwithstanding the foregoing, I will not be deemed to be engaged directly or indirectly in any Competitive Activity if I participate in any such business solely as a passive investor in up to one percent (1%) of the equity securities of a company or partnership.
B.   During my employment with the Company or any of its affiliates (in my initial or any subsequent position) and for a period of one (1) year thereafter, I will not directly or indirectly: (a) solicit, divert or take away, or attempt to divert or take away, the business or patronage of any of
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the clients, customers or accounts, or prospective clients, customers or accounts of the Company or its affiliates with whom the Company or its affiliates has or is actively negotiating a written agreement as of the date as of which my employment with the Company or any of its affiliates terminates (the “Separation Date”); (b) recruit, solicit or hire any person who is, or within the six (6) month period preceding the Separation Date was, an officer, director or employee of the Company or any of its affiliates or was a scientific consultant with an exclusive arrangement with the Company or any of its affiliates; or (c) induce or attempt to induce any officer, director, employee consultant, agent or representative of the Company or any of its affiliates to discontinue his or her relationship with the Company or any of its affiliates or to commence an employment or other business relationship with another entity.
Your failure to comply with the requirements in this paragraph may result in termination for cause.
5.
No Obligation of Continued Employment

I understand that this Agreement does not constitute a contract of employment or create an obligation on the part of the Company to continue my employment with the Company. I understand that my employment is “at will” and that my obligations under this Agreement shall not be diminished by any change in my position, title, or function with, or compensation by, the Company.
6.
Miscellaneous

This Agreement may be assigned by the Company to (a) any entity controlled by, controlling or under common control with the Company or (b) to any successor of its business to which this Agreement relates (whether by purchase, merger, consolidation or otherwise). I may not assign or transfer any of my rights or obligations under this Agreement. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective successors and other legal representatives, including, to the extent permitted by the terms of this Agreement, their assignees.
This Agreement supersedes all prior agreements, written or oral, with respect to the subject matter of this Agreement. This Agreement may be changed only by a written instrument signed by both parties.
In the event that any one or more of the provisions contained in this Agreement shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement, and all other provisions shall remain in full force and effect. If any of the provisions of this Agreement is held to be excessively broad, it shall be reformed and construed by limiting and reducing it so as to be enforceable to the maximum extent permitted by law. I agree that should I violate any obligation imposed on me in this Agreement, I shall continue to be bound by the obligation until a period equal to the term of such obligation has expired without violation of such obligation.
No delay or omission by the Company in exercising any right under this Agreement will operate as a waiver of that or any other right. A waiver or consent given by the Company on any occasion is effective only in that instance and will not be construed as a bar to or waiver of any right on any other occasion.
I acknowledge that the restrictions contained in this Agreement are necessary for the protection of the business and goodwill of the Company and are reasonable for such purpose. I agree that any breach of this Agreement by me will cause irreparable damage to the Company and that in the event of such breach, the Company shall be entitled, in addition to monetary damages and to any other remedies available to the Company under this Agreement and at law, to equitable relief, including injunctive relief, and to payment by myself of all costs incurred by the Company in enforcing the provisions of this Agreement, including reasonable attorneys fees.
This Agreement shall be construed as a sealed instrument and shall in all events and for all purposes be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts without regard to any choice of law principle that would dictate the application of the laws of another jurisdiction. Any action, suit, or other legal proceeding I may commence in order to resolve any matter arising under or relating to any provision of this Agreement shall be commenced only in a court of the Commonwealth of Massachusetts (or, if appropriate, a federal court located within Massachusetts), and I hereby consent to the jurisdiction of such court with respect to any action, suit, or proceeding commenced in such court by the Company.
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I HAVE READ ALL OF THE PROVISIONS OF THIS AGREEMENT AND I UNDERSTAND, AND AGREE TO, EACH OF SUCH PROVISIONS.
17-5-18 Date	/s/ Marc Schegerin Signature of Employee
Marc Schegerin Print Name
Acknowledged and agreed to by:
ARQULE, INC.
/s/ Peter Lawrence Peter Lawrence President and COO
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SCHEDULE A
PRIOR INVENTIONS
The following is a complete list of all Prior Inventions:
✗

No Prior Inventions

See below for description of Prior Inventions

Additional Sheets Attached
If I am claiming any Prior Inventions above, I agree that, if in the course of my employment with the Company, I incorporate into a Company product, process, or machine a Prior Invention owned by me or in which I have an interest, the Company shall automatically be granted and shall have a nonexclusive, royalty-free, irrevocable, transferrable, perpetual worldwide license, with the right to grant sublicenses, to make, have made, modify, use, and sell such Prior Invention as part of, or in connection with, such product, process, or machine.
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SCHEDULE B
PRIOR COMMITMENTS
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